September 20, 2024

Ka Chun Lam
Chief Executive Officer
MasterBeef Group
Unit 1509-10, Tower 1, Ever Gain Plaza
88 Container Port Road
Kwai Chung, New Territories, Hong Kong

       Re: MasterBeef Group
           Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted August 22, 2024
           CIK No. 0002027265
Dear Ka Chun Lam:

     We have reviewed your amended draft registration statement and have the following comment(s).

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
July 31, 2024 letter.

Amendment No.1 to Draft Registration Statement on Form F-1
Cover Page

1. We note your response to comment 4 and reissue. Please amend your disclosure here and in the summary risk factors and Risk Factors to state that, to the extent cash or assets in the business is in Hong Kong or a Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you and your subsidiaries by the PRC government to transfer cash or assets. On the cover page, provide cross-
       references to these other discussions. In this regard, we note your current disclosure does not currently address potential interventions in or the impositions of restrictions and
 September 20, 2024
Page 2

       limitations on the ability of you and your subsidiaries by the PRC government to transfer cash or assets.
Prospectus Summary
Risks and Challenges, page 6

2. We note your response to comment 8 and reissue. In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority
       of the company   s operations in Hong Kong poses to investors. In
particular, describe the
       significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale.
       Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Please note that each summary risk factor should have a cross-reference to the relevant individual detailed risk factor.
       Additionally, please remove language stating or implying that you are not a China-based issuer. In this regard, we note that while you primarily operate in Hong Kong, the risks applicable to entities operating in China could have ramifications on your business if it were to become subject to PRC laws/authorities. Please revise your summary of risk factors and "Risk Factors" sections accordingly.
Implications of Being a "Controlled Company", page 12

3. We note your revised disclosure in response to comment 9, which focuses on whether you intend to rely upon home country requirements. Please further revise your disclosure regarding your eligibility for certain exemptions from the corporate governance requirements of the Nasdaq Capital Market listing rules as a controlled company to clearly indicate whether you intend to rely on exemptions available to controlled companies and specify what those exemptions cover.
Transfers of Cash to and From Our Subsidiaries, page 13

4. We note your revised disclosure in response to comment 10. Please further revise to disclose any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. The disclosure here should not be qualified by materiality. In this regard, we note you state that "[t]he PRC laws and regulations do not currently have any material impact on transfer of cash..." September 20, 2024
Page 3
Permissions Required from Hong Kong and PRC Authorities, page 15

5. We note your response to comment 11. Please revise your disclosure throughout the registration statement to clearly indicate which statements regarding permissions required and PRC government oversight are the opinions of counsel.
Risk Factors
Risks Related to Doing Business in Hong Kong
We may become subject to a variety of PRC laws and other regulations..., page
31

6. Given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
       We remind you that, pursuant to federal securities rules, the term
control    (including the
       terms    controlling,       controlled by,    and    under common
control with   ) means    the
       possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise." We do not believe that your current disclosure referencing the
       PRC government's intent to strengthen its regulatory oversight conveys the specific risk disclosure sought by the Sample Letters to China-Based Companies. Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 53

7. We note your response to comment 23 and reissue. Please clarify and quantify any material unused sources of liquidity, consistent with Item 5.B.1. of Form 20-F. In this regard, we note your reference to meeting your working capital and other liquidity requirements "primarily through cash generated from operating activities and other available sources of financing from banks and other financial institutions."
Unaudited Pro Forma Condensed Consolidated Statement of Operations, page 60

8.     Please address the following:
           Revise to present historical and pro forma basic and diluted per share amounts and the number of shares used to calculate such per share amounts. Refer to Rule 11-02(9)(i)
           of Regulation S-X.
           Revise Note (2) for the pro forma income statement as the note explanation does not appear to be accurate.
           Revise to present your pro forma balance sheet line items in the same order/manner as the the historical balance sheets.
           Tell us why you are adding certain line item balances of the disposed group rather than subtracting them from the historical balance sheet column (e.g. cash, amount due from related companies, amount due to related parties, etc.), or revise.
           To the extent one pro forma adjustment amount represents multiple transactions/assumptions, revise the related note explanations to show the individual
           amount for each transaction/assumption.
 September 20, 2024
Page 4

Regulations, page 88

9. We note your response to comment 26 and partially reissue. Please revise your disclosure to clearly state whether you are in compliance with all applicable laws and regulations, including whether you have received all applicable licenses. Please also update your related risk factor on page 21 accordingly.
Notes to the Consolidated Financial Statements
20. Share Capital, page F-45

10. We note your response and related revision to prior comment 35. Please revise to disclose the rights, preferences, and restrictions attached to your ordinary shares. Refer to
       IAS 1, paragraph 79(a)(v).
Resale Prospectus Alternate Page, page Alt-1

11. We note your amended disclosure in response to comment 39. Please revise to disclose the nature of any position, office, or other material relationship which the Resale
       Shareholders have had within the past three years with the registrant or any of its predecessors or affiliates. In addition, please disclose addresses of the natural persons controlling each of the Resale Shareholders. Refer to Item 9.D of Form 20-F. In this regard, we note that a number of the beneficial owners of Galaxy Shine Company Limited and Thrivors Holdings Limited are also founders of the group.
12. We note your response to comment 40. Please provide additional detail regarding the nature of the transfers to Siu Cheung Yeung, Wah Chau Yau, and Lai Yee Joyce Chang in
       June 2024. If applicable, please disclose the price that each Resale Shareholder paid for the shares being registered for resale. Also explain how the Resale Shareholders were selected to participate in this resale offering.
32. Related Party Transactions, page F-56

13. We note your response to prior comment 37. Please revise to disclose the name of the parent, and the ultimate parent (or controlling party) of your company. Refer to IAS 24, paragraph 13.
General

14. We note your revised disclosure in response to comment 2. Please amend your disclosure so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations, and refrain from using terms such as "we" or "our" when describing activities, functions, or employees of your subsidiaries. In this regard, we note your use of "we" and "our" to discuss, among others, revenues and risks to the business.
15. We note your response to comment 41. Please confirm you will provide us with supplemental copies of all written communications, as defined in Rule 405 under the
       Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act.
 September 20, 2024
Page 5

       Please contact Stephen Kim at 202-551-3291 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact
Alyssa Wall at 202-551-8106 or Mara Ransom at 202-551-3264 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services